Exhibit (a)(1)(g)

[LETTERHEAD OF PALMONE, INC.]

OPTION EXCHANGE PROGRAM

You have been sent this letter as you hold options (“Options”) granted under the palmOne, Inc. 1999 Stock Plan (the “palmOne Plan”), the Handspring Inc. 2000 Equity Incentive Plan (the “Handspring Plan”) and/or the Inland Revenue tax-approved UK Sub-Plan of the palmOne Plan (the “palmOne UK Sub-Plan”) or the Inland Revenue tax-approved UK Sub-Plan of the Handspring Plan (the “Handspring UK Sub-Plan”).

palmOne, Inc. (“palmOne”) acknowledges that many outstanding, unexercised Options are underwater, i.e. the exercise price to acquire the shares on exercise is more than the current market value of palmOne shares. palmOne has decided to implement an option exchange program such that these Options may be exchanged for new options over palmOne shares.

The option exchange program operates by cancelling existing Options and granting a new option (the “New Option”) after a lapse of at least six months and one day. Any eligible employee who holds Options where the exercise (strike) price is equal to or greater than US$20.00 per share may elect to participate in this option exchange, the main terms of which are as follows:

•	If an employee elects to participate, he or she may elect to exchange some or all outstanding, unexercised Options held with an exercise price of at least US$20.00. However, if an employee elects to participate, he or she must also exchange all Options granted on or after August 31, 2003, regardless of exercise price.

•	For each three shares under an Option that is exchanged, the New Option will be granted over two shares (i.e. the exchange has a ratio of 3:2).

•	If at the time of cancellation an Option was 75% or more vested, the New Option will have a twelve month vesting period with 50% of the shares vesting six months after the New Option grant date and the remaining shares subject to such option vesting each month in six equal installments for the next six months thereafter, subject to your continued employment on each relevant vesting date.

•	If at the time of cancellation an Option was less than 75% vested, the New Option will have a twenty-four month vesting period with 25% of the shares vesting six months after the New Option grant date and the remaining shares vesting each month in eighteen equal installments for the next eighteen months thereafter, subject to your continued employment on each relevant vesting date.

•	The New Options will be granted with a market value exercise price as at the date of grant.

•	The New Options will be granted under the palmOne Plan and/or the palmOne UK Sub-Plan, as further discussed below, and will be subject to the terms and conditions of the appropriate plan.

•	Exercise of the New Options will be conditional on the employee assuming any liability for employer’s National Insurance contributions that may arise in respect of the New Options.

Eligible employees must choose whether to participate in the option exchange program by 5.00 pm Pacific Time on March 29, 2004. Any Options subject to the exchange will be cancelled on the first business day following the expiration of the offer (we expect this to be March 30, 2004) and the replacement New Options will be granted on a date determined by palmOne’s compensation committee, or either of its designees (palmOne’s Chief Executive Officer or the chairman of its compensation committee), which shall be no earlier than the first business day that is at least six months and one day after the exchanged options are cancelled and will be no later than the first business day that is on or after the date that is seven months and one day after the date the exchanged options are cancelled, provided the individual remains employed by a palmOne group company on such grant date.

Impact on your Options

The application of the option exchange program outlined above differs depending on whether your Options were granted under the palmOne Plan or the Handspring Plan (jointly referred to as “Unapproved Options”) or under the palmOne UK Sub-Plan or Handspring UK Sub-Plan (jointly referred to as “Approved Options”).

1.	Unapproved Options

palmOne is offering to eligible employees the opportunity to surrender unexercised Unapproved Options in exchange for the grant of New Options under the palmOne Plan (regardless of whether the original Unapproved Option was granted under the palmOne Plan or the Handspring Plan).

2.	Approved Options

palmOne is offering to eligible employees the opportunity to surrender unexercised Approved Options in exchange for the grant of New Options under the palmOne UK Sub-Plan to the extent that this is possible having regard to the provisions of the palmOne UK Sub-Plan (regardless of whether the original Approved Option was granted under the palmOne UK Sub-Plan or the Handspring UK Sub-Plan). Any New Options, which would result in an employee holding Approved Options with a value exceeding £30,000, shall be Unapproved Options granted under the palmOne Plan. Otherwise, the terms of your New Options will be as detailed above.

Should you wish to participate in the option exchange program, please confirm this to palmOne as detailed below.

Action Points

If you wish to consent to either of the proposals outlined above in respect of some or all of your eligible Unapproved or Approved Options, please complete the consent paragraph inserted in the attached copy of this letter and send this, along with your completed and signed Election Form, by either hand delivery to palmOne Stock Administration, Bldg 4, 1st Floor, Cube 070, 400 N. McCarthy Blvd., Milpitas, CA 95035, U.S.A., or by fax at +1 (408) 503-7120 (primary), or +1 (408) 503-2350 (alternate), to arrive no later than 5.00 pm Pacific Time on March 29, 2004.

Should you do nothing and not return the consent paragraph, duly signed as stated and your completed and signed Election Form by 5.00pm Pacific Time on March 29, 2004, then your Options will not be exchanged.

If you have any questions regarding this letter, please contact palmOne Stock Administration at telephone number: [Phone Number to be inserted].

Please note that nothing in this letter is intended nor should it be taken as advice as to any course of action you should take. If you are in any doubt as to the action you should now take, you should seek your own independent financial advice from an appropriate independent professional advisor authorized under the Financial Services and Markets Act 2000.

Yours faithfully,

Philippe Morali

Vice President and Treasurer

For and on behalf of palmOne, Inc.

Option Holder Consent

Please sign and complete this consent, together with your Election Form, and return it to palmOne Stock Administration as instructed below. If you do not return the properly completed form by the deadline, you will be deemed to have rejected the offer to exchange.

I agree and consent to the following proposals as set out in this letter (mark as appropriate):

☐	for some or all my eligible Unapproved Options to be exchanged for Unapproved Options granted under the palmOne Plan in accordance with the option exchange program, as indicated by my Election Form; and/or

☐	for some or all my eligible Approved Options to be exchanged for Approved Options granted under the palmOne UK Sub-Plan and/or Unapproved Options granted under the palmOne Plan in accordance with the option exchange program, as indicated by my Election Form.

I confirm that in reaching my decision I have not relied on any representations or comments made by palmOne or any person associated with palmOne.

Signed by option holder:

Name of option holder:

Date:

Return completed consent, together with completed Election Form, to palmOne Stock Administration NO LATER than 5:00 p.m., Pacific Time, on March 29, 2004, unless extended by written notice, by either hand delivery to palmOne Stock Administration, Bldg 4, 1st Floor, Cube 070, 400 N. McCarthy Blvd., Milpitas, CA 95035, U.S.A., or by fax at +1 (408) 503-7120 (primary), or +1 (408) 503-2350 (alternate).